UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2015

Commission File Number: 001-36195

SUNGY MOBILE LIMITED

Floor 17, Tower A, China International Center

No. 33 Zhongshan 3rd Road

Yuexiu District, Guangzhou 510055

People’s Republic of China

Tel: (+86 20) 6681-5066

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sungy Mobile Limited

By:	/s/ Longfei Zhou
Name:	Longfei Zhou
Title:	Chief Financial Officer

Date: October 9, 2015

EXHIBIT INDEX

Page
Exhibit 99.1 – Press release	4

Exhibit 99.1

Sungy Mobile Announces Extraordinary General Meeting of Shareholders

Guangzhou, China, October 9, 2015 – Sungy Mobile Limited (NASDAQ: GOMO) (“Sungy Mobile” or the “Company”), a leading provider of mobile internet products and services globally with a focus on applications and mobile platform development, today announced that it has called an extraordinary general meeting of shareholders (the “EGM”), to be held on November 16, 2015 at 10:00 a.m. (Beijing time), at Floor 17, Tower A, China International Center, No. 33 Zhongshan 3rd Road, Yuexiu District, Guangzhou 510055, People’s Republic of China, to consider and vote on, among other things, the proposal to authorize and approve the previously announced agreement and plan of merger, dated June 8, 2015 (the “Merger Agreement”) with Sunflower Parent Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“Parent”) formed by Mr. Yuqiang Deng (“Mr. Deng”), Mr. Zhi Zhu (“Mr. Zhu”), IDG-Accel China Growth Fund L.P., IDG-Accel China Growth Fund-A L.P., IDG Technology Venture Investment III, L.P., IDG-Accel China Investors L.P. and CBC Mobile Venture Limited and Sunflower Merger Sub Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“Merger Sub”) and a wholly owned subsidiary of Parent, the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands, substantially in the form attached as Annex A to the Merger Agreement (the “Plan of Merger”) and the transactions contemplated thereby, including the Merger (as defined below).

Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Company with the Company continuing as the surviving company and becoming a wholly owned subsidiary of Parent (the “Merger”). If consummated, the Merger would result in the Company becoming a privately-held company and its American depositary shares (the “ADSs”) would no longer be listed on the NASDAQ Global Selected Market and the ADS program would be terminated. The Company’s board of directors, acting upon the unanimous recommendation of a special committee of the Company’s board of directors composed entirely of independent directors, recommends that the shareholders and ADS holders vote FOR, among other things, the proposal to approve the Merger Agreement, the Plan of Merger and the transactions contemplated thereby, including the Merger.

Shareholders of record at the close of business in the Cayman Islands on October 23, 2015 will be entitled to attend and vote at the EGM and any adjournment thereof. The record date for ADS holders entitled to instruct JPMorgan Chase Bank, N.A., the ADS depositary, to vote the shares represented by the ADSs is the close of business in New York City on October 13, 2015. Additional information regarding the EGM and the Merger Agreement can be found in the transaction statement on Schedule 13E-3 and the proxy statement attached as Exhibit (a)-(1) thereto, as amended, filed with the U.S. Securities and Exchange Commission (the “SEC”), which can be obtained, along with other filings containing information about the Company, the proposed Merger and related matters, without charge, from the SEC’s website (www.sec.gov). SHAREHOLDERS AND ADS HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE MATERIALS AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE PROPOSED MERGER AND RELATED MATTERS.

The Company and certain of its directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be “participants” in the solicitation of proxies from our shareholders with respect to the proposed Merger. Information regarding the persons who may be considered “participants” in the solicitation of proxies is set forth in the definitive proxy statement and Schedule 13E-3 transaction statement relating to the proposed Merger. Further information regarding persons who may be deemed participants, including any direct or indirect interests they may have, is also set forth in the definitive proxy statement.

This announcement is neither a solicitation of a proxy, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for any proxy statement or other filings that have been or will be made with the SEC.

About Sungy Mobile Limited (http://www.gomo.com)

Sungy Mobile Limited (Nasdaq: GOMO) is a leading provider of mobile internet products and services globally with a focus on applications and mobile platform development. Sungy Mobile’s platform product, GO Launcher EX, manages apps, widgets and functions on Android smartphones and serves as users’ first entry point to their phones; it is the mobile access point from which many Android users are able to find new and innovative ways to customize their experience, download apps and interact with their mobile devices every day.

Safe Harbor Statement

This press release contains forward-looking statements. These statements, including management quotes and business outlook, constitute forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. Sungy Mobile does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For further information, please contact

ICR, Inc.

Vera Tang

Tel: +1-646-417-5388

Email: IR@gomo.com

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